UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number 001-15885

MATERION CORPORATION

SAVINGS AND INVESTMENT PLAN

(Full Title of the Plan)

MATERION CORPORATION

6070 Parkland Blvd.

Mayfield Hts., Ohio 44124

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office.)

Materion Corporation

Savings and Investment Plan

Required Information

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of Materion Corporation Savings and Investment Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 28, 2012

Materion Corporation

Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2011	2010
Assets

Investments	$180,318,083	$194,555,358

Receivables:
Employer contributions	44,217	35,033
Participant contributions	216,334	176,129
Notes receivable from participants	4,819,018	4,293,874

Total receivables	5,079,569	4,505,036

Pending sales	10,165	182,170

Total Assets	185,407,817	199,242,564

Liabilities

Benefit claims payable	9,682	21

Net assets available for benefits	$185,398,135	$199,242,543

See accompanying notes to financial statements.

Materion Corporation

Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions

Net investment income:
Interest and dividends	$4,068,763

Interest income on notes receivable from participants	81,535

Contributions:
Participants	9,575,862
Employer	2,102,989
Catch-up	475,776
Rollover	724,306

12,878,933

Total additions	17,029,231

Deductions

Net depreciation in fair value of investments	16,225,182

Benefit payments	14,612,863
Administration fee	31,984
Defaulted loans	3,610

Total deductions	30,873,639

Net decrease	(13,844,408)

Net assets available for benefits:
Beginning of year	199,242,543

End of year	$185,398,135

See accompanying notes to financial statements.

Materion Corporation

Savings and Investment Plan

Notes to Financial Statements

December 31, 2011 and 2010

and Year Ended December 31, 2011

NOTE A – Description of the Plan

The following description of the Materion Corporation Savings and Investment Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan that covers certain eligible employees of Materion Corporation (Company) and participating employers who have adopted the Plan (Company reference includes participating employers where appropriate). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan provides for basic contributions by employees of up to 6% of their earnings through pre-tax (salary reduction), Roth or after-tax contributions. Currently, basic contributions are matched by the Company at the rate of 25% of such contributions for those participants at locations covered under the defined benefit pension plan and 50% for those participants at locations not covered under the defined benefit pension plan. The rate at which such basic contributions are matched by the Company may be decreased or increased (up to a 100% rate) by action of the Company’s Board of Directors.

An employee who makes basic contributions of 6% of earnings may also make supplemental contributions of up to 44% of earnings which are not matched by Company contributions and which may be made in any combination of pre-tax and/or after-tax contributions.

An employee’s contributions made to the Plan on a combined pre-tax and Roth basis may not exceed certain IRS maximum amounts. The maximum amount is $16,500 in 2011. If an employee will be 50 or older by the end of the plan year, and is making the maximum elective contribution for the year, he/she may make additional pre-tax “catch-up” contributions of up to 75% of earnings. In 2011, the maximum amount for a catch-up contribution is $5,500. Employees can also designate such contributions as being made on a Roth 401(k) basis under the Plan.

Currently, participants can direct, in increments of 1%, their basic, supplemental, rollover, catch-up, Company matching, and transfer contributions (as described in the Plan) to be invested in any of the fund options offered by the Plan. Participants can also transfer amounts between fund options on each investment change date.

The Company made PAYSOP contributions to the Plan for plan years 1984 through 1986.

Materion Corporation

Savings and Investment Plan

Notes to Financial Statements – Continued

Vesting

All employee and Company contributions are fully vested at all times.

Participant Loans

A participant may borrow funds from his/her account, provided such loan is secured by 50% of the value of the participant’s account immediately prior to the loan and evidenced by a promissory note executed by the participant.

Payment of Benefits

At retirement, death or other termination, a participant (or his death beneficiary) is eligible to receive a distribution of all employee and Company contributions credited to the employee’s account plus or minus any net gain or loss thereon.

The value of distributions and withdrawals is based on the value of a participant’s account on the valuation date immediately preceding the date of distribution or withdrawal and is deducted from the participant’s account as of such valuation date.

Distribution to a participant or a person designated by the participant as his death beneficiary is made under one or more (as applicable) of the following methods as elected by the participant (or in certain cases the death beneficiary):

(i)	Lump sum payment in cash;

(ii)	Lump sum payment in cash, except that a participant’s interest in the Company Stock Fund and the PAYSOP contributions account will be paid in full shares of Common Stock of the Company, with any fractional shares being paid in cash; and

(iii)	Periodic distributions, not more frequently than monthly, of at least $200.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

Materion Corporation

Savings and Investment Plan

Notes to Financial Statements – Continued

Note B – Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation

Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note I for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Materion Corporation

Savings and Investment Plan

Notes to Financial Statements – Continued

NOTE C—Investments

During 2011, the Plan's investments (including investments purchased, sold, as well as held during the year) depreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Depreciation in Fair Value of Investments
Materion Common Stock	$(8,197,201)
Equity securities	(8,027,981)

$(16,225,182)

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

	December 31
	2011	2010
Materion Common Stock	$16,913,836	$22,937,168
Fidelity Blue Chip Growth Fund	22,109,292	23,805,725
Fidelity Diversified International Fund	11,909,951	16,117,905
Fidelity Money Market Trust: Retirement
Money Market Portfolio	18,244,920	18,316,352
PIMCO Total Return Fund	22,161,624	23,118,434
Spartan 500 Index Fund	14,584,575	14,648,611

Materion Corporation

Savings and Investment Plan

Notes to Financial Statements – Continued

NOTE D—Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 8, 2010, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to the issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE E—Transactions with Parties-in-Interest

All legal and accounting expenses of the Plan are paid by the Company. All administrative fees are paid as noted above or pursuant to the trust by the Plan. Other than as described above, the Plan did not have any agreements or transactions with parties-in-interest.

During 2011, the Plan had the following transactions related to shares of Materion Corporation Common Stock:

Purchases	$17,830,062
Sales	16,047,365

NOTE F—Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Materion Corporation

Savings and Investment Plan

Notes to Financial Statements – Continued

NOTE G — Recent Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update 2010-06, Improving Disclosures about Fair Value Measurements, (ASU 2010-06). ASU 2010-06 amended ASC 820, Fair Value Measurements and Disclosures, to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820 to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan’s financial statements.

NOTE H — Subsequent Events

Effective for pay periods beginning on and after May 26, 2012, the Company closed the traditional defined benefit plan to new hires in the U.S. These new hires and other employees who do not participate in the defined benefit plan, will receive annual contributions from the Company into the defined contribution plan based upon their respective age and years of service with the Company.

Materion Corporation

Savings and Investment Plan

Notes to Financial Statements – Continued

NOTE I — Fair Value Measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

ASC 820 establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

Level 1	Observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

Level 2	Observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

Level 3	Unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2011.

Materion Common Stock: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

Equity securities: The fair values of these securities are based on observable market quotations for identical assets and are priced on a daily basis at the close of business.

Interest bearing cash: Valued at the net asset value (NAV) of shares held by the plan at year end.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Materion Corporation

Savings and Investment Plan

Notes to Financial Statements – Continued

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Materion Common Stock	$16,913,836	$—	$—	$16,913,836
Equity securities
U.S. (a)	128,233,569	—	—	128,233,569
International (b)	14,248,783	—	—	14,248,783
Interest bearing cash (c)	20,921,895	—	—	20,921,895

Total investments	$180,318,083	$—	$—	$180,318,083

(a)	Mutual funds that invest in various sectors of the U.S. market.
(b)	Mutual funds that invest in non-U.S. companies primarily in developed countries that are generally considered to be value stocks.
(c)	Money market funds that invest in U.S. dollar denominated securities with an income objective that seeks to preserve the value of the investment at $1.00 per share.

Materion Corporation

Savings and Investment Plan

EIN: 34-1919973 Plan Number—003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issue	Description of Investment	Current Value
Materion Corporation Common Stock *	696,616.000 shares	$16,913,836
Equity securities:
DFA Emerging Markets Value I Fund	55,431.995 shares	1,439,015
DFA U.S. Large Cap Value Fund	452,875.905 shares	8,668,045
Dodge & Cox International Stock Fund	30,773.502 shares	899,817
Fidelity Blue Chip Growth Fund*	521,076.872 shares	22,109,292
Fidelity Diversified International Fund*	466,690.885 shares	11,909,951
Fidelity Freedom 2000 Fund*	27,151.695 shares	322,562
Fidelity Freedom 2005 Fund*	11,455.706 shares	120,514
Fidelity Freedom 2010 Fund*	265,873.064 shares	3,482,937
Fidelity Freedom 2015 Fund*	399,810.041 shares	4,369,924
Fidelity Freedom 2020 Fund*	676,316.852 shares	8,873,277
Fidelity Freedom 2025 Fund*	448,952.591 shares	4,853,178
Fidelity Freedom 2030 Fund*	412,877.326 shares	5,301,345
Fidelity Freedom 2035 Fund*	296,397.895 shares	3,126,998
Fidelity Freedom 2040 Fund*	362,455.696 shares	2,667,674
Fidelity Freedom 2045 Fund*	116,619.099 shares	1,013,420
Fidelity Freedom 2050 Fund*	83,285.693 shares	711,260
Fidelity Freedom Income Fund*	108,353.574 shares	1,217,894
Harbor Small Cap Value Institutional Class	138,823.355 shares	2,776,467
Morgan Stanley Institutional Fund, Inc.
Small Company Growth Portfolio Class P	229,474.588 shares	2,707,800
PIMCO Total Return Fund Administrative Class	2,038,787.856 shares	22,161,624
Spartan 500 Index Fund	327,816.935 shares	14,584,575
Third Avenue Real Estate Value Fund	108,738.389 shares	2,207,389
Vanguard Asset Allocation Fund	323,508.163 shares	7,744,786
Vanguard Mid Capitalization Index Signal Fund	225,665.733 shares	6,347,977
Vanguard Inflation-Protected Securities Fund	103,378.951 shares	2,864,631

		142,482,352
Interest bearing cash:
Fidelity Employee Benefits Money Market Fund*	1,100,522.970 shares	1,100,523
Fidelity Money Market Trust: Retirement Money
Market Portfolio*	18,244,919.840 shares	18,244,920
Fidelity U.S. Treasury Money Market Fund*	1,576,452.650 shares	1,576,452

		20,921,895
Participant loans *	Interest rates ranging
	from 0.25% to 9.25%
	with maturity dates
	through 2038	4,819,018

		$185,137,101

*	Party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MATERION CORPORATION SAVINGS AND INVESTMENT PLAN

Date: June 28, 2012	By:	/s/ Michael C. Hasychak
Michael C. Hasychak
Vice President, Treasurer and Secretary
Materion Corporation